Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports strong fourth quarter and Fiscal 2022 results

Revenue up 13.9% in Q4 and 10.5% in Fiscal 2022, both in constant currency

Q4-F2022 performance highlights1

•	Revenue of $3.25 billion, up 8.0% year-over-year or 13.9% year-over-year in constant currency;
•	Adjusted EBIT of $521.7 million, up 5.7% year-over-year, for a margin of 16.1%;
•	Net earnings of $362.4 million, up 4.7% year-over-year, for a margin of 11.2%;
•	Net earnings excluding specific items* of $373.1 million, up 7.6% year-over-year, for a margin of 11.5%;
•	Diluted EPS of $1.51, up 8.6% year-over-year;
•	Diluted EPS excluding specific items* of $1.56, up 11.4% year-over-year;
•	Cash from operating activities of $488.9 million, representing 15.1% of revenue;
•	Bookings of $3.64 billion, for a book-to-bill ratio of 112.0%; and
•	Backlog of $24.06 billion or 1.9x annual revenue.

F2022 performance highlights1

•	Revenue of $12.87 billion, up 6.1% year-over-year or 10.5% year-over-year in constant currency;
•	Adjusted EBIT of $2.09 billion, up 6.9% year-over-year, for a margin of 16.2%;
•	Net earnings of $1.47 billion, up 7.1% year-over-year, for a margin of 11.4%;
•	Net earnings excluding specific items* of $1.49 billion, up 8.2% year-over-year, for a margin of 11.6%;
•	Diluted EPS of $6.04, up 11.6% year-over-year;
•	Diluted EPS excluding specific items* of $6.13, up 12.9% year-over-year;
•	Cash from operating activities of $1.87 billion, representing 14.5% of revenue; and
•	Bookings of $13.97 billion, for a book-to-bill ratio of 108.5%.

* Specific items in Q4-F2022 include: $10.7 million in acquisition-related and integration costs, net of tax; Specific items in Q4-F2021 include: $0.9 million in acquisition-related and integration costs, net of tax; specific items in F2022 include: $21.7 million in acquisition-related and integration costs, net of tax; Specific items in F2021 include: $5.8 million in acquisition-related and integration costs, net of tax.

Note: All figures in Canadian dollars. F2022 MD&A, audited consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montréal, Quebec, November 9, 2022 - CGI (TSX: GIB.A) (NYSE: GIB)

Q4-F2022 results

“I am very pleased with our team’s performance in the fourth quarter, delivering double-digit increases in both constant currency revenue and EPS through the successful execution of our build and buy profitable growth strategy” said George D. Schindler, President and Chief Executive Officer. “Notably, CGI’s 90,000 talented consultants met our stakeholders’ expectations to deepen relationships, win new engagements, and—also on a full fiscal year 2022 basis, deliver year-over-year double digit increases in both constant currency revenue and

EPS. Looking ahead, the seemingly never-ending digitization race continues to drive demand, particularly as clients navigate an increasingly dynamic environment. CGI remains well positioned to partner with clients on a wide range of business and technology objectives through our suite of end-to-end digital services and solutions, as well as participate in market consolidation.”

For the fourth quarter of fiscal 2022, the Company reported revenue of $3.25 billion, representing a year-over-year increase of 8.0%. Revenue grew by 13.9% year-over-year, when excluding $177.9 million of unfavorable foreign currency impact.

As at the end of the quarter, the number of CGI worldwide consultants and professionals had increased to 90,000, representing a year-over-year increase of 12.5%.

Adjusted EBIT was $521.7 million, up 5.7% year-over-year, with an EBIT margin of 16.1% representing a decrease of 30 basis points from 16.4% for the same period last year, primarily due to the temporary dilutive impact of recent larger acquisitions which are in the process of being fully integrated.

For the three months ended September 30, 2022, our effective tax rate remained relatively stable, reducing from 25.5% to 25.4% when compared to the same quarter last year.

Net earnings were $362.4 million, up 4.7% compared with the same period last year, for a margin of 11.2%. Diluted earnings per share, as a result, were $1.51 compared to $1.39 last year, representing an increase of 8.6%.

Net earnings were $373.1 million, when excluding acquisition-related and integration costs, net of tax. This represents an increase of 7.6% year-over-year and a margin of 11.5%. On the same basis, diluted earnings per share increased by 11.4% to $1.56, up from $1.40 for the same period last year.

Bookings were $3.64 billion, up $715.7 million on a year-over-year basis, representing a book-to-bill ratio of 112.0%. As of September 30, 2022, the Company’s backlog stood at $24.06 billion or 1.9x annual revenue.

Cash provided by operating activities was $488.9 million, or 15.1% of revenue, representing a decrease of $38.1 million on a year-over-year basis.

During the fourth quarter of fiscal 2022, the Company invested $103.0 million back into its business and $132.9 million (at a weighted average price of $105.48) under its current Normal Course Issuer Bid to purchase for cancellation 1,260,114 of its Class A subordinate voting shares.

Financial highlights	Q4-F2022	Q4-F2021	F2022	F2021
In millions of Canadian dollars except earnings per share and where noted
Revenue	3,247.2	3,007.5	12,867.2	12,126.8
Growth	8.0%	2.8%	6.1%	(0.3%	)
Constant currency growth	13.9%	6.4%	10.5%	1.1%
Adjusted EBIT	521.7	493.3	2,086.6	1,952.2
Margin %	16.1%	16.4%	16.2%	16.1%
Net earnings	362.4	345.9	1,466.1	1,369.1
Margin %	11.2%	11.5%	11.4%	11.3%

Net earnings excluding specific items*	373.1	346.9	1,487.9	1,374.9
Margin %	11.5%	11.5%	11.6%	11.3%
Diluted earnings per share (diluted EPS)	1.51	1.39	6.04	5.41
Diluted earnings per share excluding specific items*	1.56	1.40	6.13	5.43
Weighted average number of outstanding shares (diluted)	239.9	248.2	242.9	253.1
Net finance costs	21.0	27.7	92.0	106.8
Net debt	2,946.9	2,535.9	2,946.9	2,535.9
Net debt to capitalization ratio	28.8%	26.6%	28.8%	26.6%
Cash provided by operating activities	488.9	526.9	1,865.0	2,115.9
As a percentage of revenue	15.1%	17.5%	14.5%	17.4%
Days sales outstanding (DSO)	49	45	49	45
Return on invested capital (ROIC)	15.7%	14.9%	15.7%	14.9%
Return on equity (ROE)	20.9%	19.8%	20.9%	19.8%
Bookings	3,636	2,921	13,966	13,843
Backlog	24,055	23,059	24,055	23,059

* Specific items in Q4-F2022 include: $10.7 million in acquisition-related and integration costs, net of tax; Specific items in Q4-F2021 include: $0.9 million in acquisition-related and integration costs, net of tax; specific items in F2022 include: $21.7 million in acquisition-related and integration costs, net of tax; Specific items in F2021 include: $5.8 million in acquisition-related and integration costs, net of tax.

F2022 results

The Company reported revenue of $12.87 billion, representing a year-over-year increase of 6.1%. Revenue grew by 10.5% year-over-year, when excluding $536.3 million of unfavorable foreign currency impact.

Adjusted EBIT was $2.09 billion, up 6.9% year-over-year, with an EBIT margin of 16.2%, representing an improvement of 10 basis points from 16.1% for the same period last year.

For the year ended September 30, 2022, our effective tax rate was 25.5%, stable year-over-year.

Net earnings were $1.47 billion, up 7.1% compared with the same period last year, for a margin of 11.4%. Diluted earnings per share, as a result, were $6.04 compared to $5.41 last year, representing an increase of 11.6%.

Net earnings were $1.49 billion, when excluding acquisition-related and integration costs, net of tax. This represents an increase of 8.2% year-over-year and a margin of 11.6%. On the same basis, diluted earnings per share increased by 12.9% to $6.13, up from $5.43 for the same period last year.

Bookings were $13.97 billion, up $123.1 million on a year-over-year basis, representing a book-to-bill ratio of 108.5%.

Cash provided by operating activities was $1.86 billion, or 14.5% of revenue, compared to 17.4% in the prior year.

Throughout the fiscal year, the Company acquired businesses for $658.6 million, for an investment of $571.9 million, net of cash acquired. In addition, the Company invested $374.3 million back into its business and $913.4 million (at a weighted average price of $103.68) under its previous and current Normal Course Issuer Bid to purchase for cancellation 8,809,839 of its Class A subordinate voting shares.

Return on invested capital was 15.7%, an improvement of 80 basis points when compared to the prior year.

As at September 30, 2022, net debt stood at $2.95 billion, up from $2.54 billion at the same time last year. The net debt-to-capitalization ratio stood at 28.8% at the end of September 2022, up 220 basis points when compared to the prior year.

With cash of $0.97 billion on hand at the end of September 2022, and a fully available revolving credit facility, the Company has $2.49 billion, excluding funds held for clients, in readily available liquidity to pursue its Build and Buy profitable growth strategy.

To access the financial statements – click here (PDF)

To access the F2022 MD&A – click here (PDF)

Q4-F2022 results conference call

Management will host a conference call this morning at 9:00 a.m. Eastern Standard time to discuss results. Participants may access the call by dialing +1-888-396-8049 or +1-416-764-8646 Conference ID: 41333313 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Participants may also access a replay of the call by dialing +1-877-674-7070 Passcode: 333313, until December 11, 2022.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 90,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2022 reported revenue is $12.87 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

1Non-GAAP and other key performance measures

Non-GAAP financial metrics used in this press release: Constant currency growth, adjusted EBIT, adjusted EBIT margin, net debt, net debt to capitalization ratio, ROIC, net earnings excluding specific items, net earnings margin excluding specific items, and diluted EPS excluding specific items. CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Additional details for these non-GAAP measures can be found on pages 3, 4 and 5 of our F2022 MD&A which is posted on CGI’s website, and filed with SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Key performance measures used in this press release: bookings, book-to-bill ratio, backlog, DSO, net earnings margin, and ROE. The composition of these measures can also be found on pages 3, 4 and 5 of our F2022 MD&A.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and the discontinuation of major interest rate benchmarks and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see section titled Pandemic risks of our annual MD&A. Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Emilie Proulx

Manager, Media and public relations

emilie.proulx@cgi.com

+1 514-206-2851